SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No 60)

 BLACKROCK  ADVANTAGE TERM TRUST, INC.
(BAT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 09247A101
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2003
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)
There are no exhibits.









ITEM 1	Security and Issuer
		Common Stock
		Blackrock Advantage Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BAT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BAT fit the investment guidelines for various
		Accounts.  Shares have been acquired since February 8, 1995.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,252,100 shares, which
represents 13.17 % of the outstanding Shares.   Karpus Investment
Management Profit Sharing Plan owns 1,250 shares purchased on June 9,
1995 at a price of $8.625 per share. (1000 shares) and October 18, 2002 at $11.50 (250 shares).  Sophie Karpus (Director) presently
owns 200 shares purchased September 28, 2001 at a price of $10.83.
Dana R. Consler presently owns 600 shares purchases October 17,2002 at $11.50.  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 8, 1995 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
12/9/2002
-750
11.91

1/16/2003
200
11.78
12/16/2002
-450
11.75

1/24/2003
-5000
12.00
12/17/2002
1000
11.84

1/29/2003
-1600
12.04
12/18/2002
200
11.79




12/19/2002
1000
11.84




12/27/2002
10900
11.78




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BAT
		securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.












































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


February 7, 2003 		        	         By:________________________
       Date						        Signature
					      	    George W. Karpus, President
       Name/Title